Shareholder Meeting Results
(Unaudited)

May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for                   Votes against                           Abstentions

2,027,529,106                90,968,593                              76,634,458


All tabulations are rounded to the nearest whole number.